                                                   -----------------------------
                                                           OMB APPROVAL
                                                   -----------------------------
                                                   OMB Number:         3235-0145
                                                   Expires:    December 31, 2005
                                                   Estimated average burden
                                                   hours per response.........11
                                                   -----------------------------

Schedule 13D
Cusip No. 812578102

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                             Seattle Genetics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                ------------------------------------------------
                         (Title of Class of Securities)

                                   812578102
                ------------------------------------------------
                                 (CUSIP Number)


                               Phillip Isom, Esq.
                              O'Melveny & Myers LLP
                                 7 Times Square
                               New York, NY 10036
                            Telephone: (212) 408-2418


--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                  May 8, 2004
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box |_|

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent. The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes)

Schedule 13D
Cusip No. 812578102

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         J.P. Morgan Partners (BHCA), L.P.
         13-3371826
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7        SOLE VOTING POWER
 BY EACH REPORTING PERSON                  5,760,349 (includes shares of
           WITH                            Series A Convertible Preferred Stock)
                                  ----------------------------------------------
                                  8        SHARED VOTING POWER
                                           0
                                  ----------------------------------------------
                                  9        SOLE DISPOSITIVE POWER
                                           5,760,349 (includes shares of
                                           Series A Convertible Preferred Stock)
                                  ----------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,760,349 (includes shares of Series A Convertible Preferred Stock)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES(1)                                                   |X|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.5 %
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

--------
(1) The Reporting Person above is party to a voting agreement contained in the Investors Rights Agreement described herein. As a result, the parties to the Investors Rights Agreement may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act") with respect to 16,875,000 shares of Common Stock (defined herein), representing 29.6% of the outstanding voting power of the Issuer. The Reporting Person above disclaims beneficial ownership of any securities held by any other Reporting Person and the filing of this Statement on Schedule 13D shall not be deemed an admission that the Reporting Person above and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Act or Rule 13d-5 thereunder.

Schedule 13D
Cusip No. 812578102

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         J.P. Morgan Partners Global Investors, L.P.
         13-4197054
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7        SOLE VOTING POWER
 BY EACH REPORTING PERSON                  912,791 (includes shares of Series A
           WITH                            Convertible Preferred Stock)
                                  ----------------------------------------------
                                  8        SHARED VOTING POWER
                                           0
                                  ----------------------------------------------
                                  9        SOLE DISPOSITIVE POWER
                                           912,791 (includes shares of Series A
                                           Convertible Preferred Stock)
                                  ----------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         912,791 (includes shares of Series A Convertible Preferred Stock)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES(2)                                                   |X|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.2 %
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

--------
(2) The Reporting Person above is party to a voting agreement contained in the Investors Rights Agreement described herein. As a result, the parties to the Investors Rights Agreement may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act") with respect to 16,875,000 shares of Common Stock (defined herein), representing 29.6% of the outstanding voting power of the Issuer. The Reporting Person above disclaims beneficial ownership of any securities held by any other Reporting Person and the filing of this Statement on Schedule 13D shall not be deemed an admission that the Reporting Person above and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Act or Rule 13d-5 thereunder.

Schedule 13D
Cusip No. 812578102

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         J.P. Morgan Partners Global Investors A, L.P.
         26-0032493
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7        SOLE VOTING POWER
 BY EACH REPORTING PERSON                  124,436 (includes shares of Series A
           WITH                            Convertible Preferred Stock)
                                  ----------------------------------------------
                                  8        SHARED VOTING POWER
                                           0
                                  ----------------------------------------------
                                  9        SOLE DISPOSITIVE POWER
                                           124,436 (includes shares of Series A
                                           Convertible Preferred Stock)
                                  ----------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         124,436 (includes shares of Series A Convertible Preferred Stock)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES(3)                                                   |X|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.3 %
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

--------
(3) The Reporting Person above is party to a voting agreement contained in the Investors Rights Agreement described herein. As a result, the parties to the Investors Rights Agreement may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act") with respect to 16,875,000 shares of Common Stock (defined herein), representing 29.6% of the outstanding voting power of the Issuer. The Reporting Person above disclaims beneficial ownership of any securities held by any other Reporting Person and the filing of this Statement on Schedule 13D shall not be deemed an admission that the Reporting Person above and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Act or Rule 13d-5 thereunder.

Schedule 13D
Cusip No. 812578102

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         J.P. Morgan Partners Global Investors (Cayman), L.P.
         13-4197057
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7        SOLE VOTING POWER
 BY EACH REPORTING PERSON                  463,298 (includes shares of Series A
           WITH                            Convertible Preferred Stock)
                                  ----------------------------------------------
                                  8        SHARED VOTING POWER
                                           0
                                  ----------------------------------------------
                                  9        SOLE DISPOSITIVE POWER
                                           463,298 (includes shares of Series A
                                           Convertible Preferred Stock)
                                  ----------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         463,298 (includes shares of Series A Convertible Preferred Stock)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES(4)                                                   |X|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.1 %
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

--------
(4) The Reporting Person above is party to a voting agreement contained in the Investors Rights Agreement described herein. As a result, the parties to the Investors Rights Agreement may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act") with respect to 16,875,000 shares of Common Stock (defined herein), representing 29.6% of the outstanding voting power of the Issuer. The Reporting Person above disclaims beneficial ownership of any securities held by any other Reporting Person and the filing of this Statement on Schedule 13D shall not be deemed an admission that the Reporting Person above and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Act or Rule 13d-5 thereunder.

Schedule 13D
Cusip No. 812578102

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         J.P. Morgan Partners Global Investors (Cayman) II, L.P.
         26-0005546
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7        SOLE VOTING POWER
 BY EACH REPORTING PERSON                  51,626 (includes shares of Series A
           WITH                            Convertible Preferred Stock)
                                  ----------------------------------------------
                                  8        SHARED VOTING POWER
                                           0
                                  ----------------------------------------------
                                  9        SOLE DISPOSITIVE POWER
                                           51,626 (includes shares of Series A
                                           Convertible Preferred Stock)
                                  ----------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         51,626 (includes shares of Series A Convertible Preferred Stock)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES(5)                                                   |X|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.1 %
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

--------
(5) The Reporting Person above is party to a voting agreement contained in the Investors Rights Agreement described herein. As a result, the parties to the Investors Rights Agreement may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act") with respect to 16,875,000 shares of Common Stock (defined herein), representing 29.6% of the outstanding voting power of the Issuer. The Reporting Person above disclaims beneficial ownership of any securities held by any other Reporting Person and the filing of this Statement on Schedule 13D shall not be deemed an admission that the Reporting Person above and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Act or Rule 13d-5 thereunder.

Schedule 13D
Cusip No. 812578102

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Julian C. Baker
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7        SOLE VOTING POWER
 BY EACH REPORTING PERSON                  -0-
           WITH                   ----------------------------------------------
                                  8        SHARED VOTING POWER
                                           7,312,500
                                  ----------------------------------------------
                                  9        SOLE DISPOSITIVE POWER
                                           -0-
                                  ----------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                           7,312,500
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,312,500
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)                                   |X|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 812578102

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Felix J. Baker
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7        SOLE VOTING POWER
 BY EACH REPORTING PERSON                  -0-
           WITH                   ----------------------------------------------
                                  8        SHARED VOTING POWER
                                           7,312,500
                                  ----------------------------------------------
                                  9        SOLE DISPOSITIVE POWER
                                           -0-
                                  ----------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                           7,312,500
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,312,500
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)                                   |X|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 812578102

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Delphi Ventures VI, L.P.
         42-1561726
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7        SOLE VOTING POWER
 BY EACH REPORTING PERSON                  0
           WITH                   ----------------------------------------------
                                  8        SHARED VOTING POWER
                                           2,227,725 (includes 1,980,200 shares
                                           of Common Stock issuable upon
                                           conversion of the Series A
                                           Convertible Preferred Stock and
                                           247,525 shares of Common Stock
                                           issuable upon exercise of the
                                           Warrants)
                                  ----------------------------------------------
                                  9        SOLE DISPOSITIVE POWER
                                           0
                                  ----------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                           2,227,725 (includes 1,980,200 shares
                                           of Common Stock issuable upon
                                           conversion of the Series A
                                           Convertible Preferred Stock and
                                           247,525 shares of Common Stock
                                           issuable upon exercise of the
                                           Warrants)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,227,725 (includes 1,980,200 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock and 247,525 shares of Common Stock issuable upon exercise of the Warrants)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES(6)                                                   |X|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.3 %
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

--------
(6) The Reporting Person above is party to a voting agreement contained in the Investors Rights Agreement described herein. As a result, the parties to the Investors Rights Agreement may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act") with respect to 16,875,000 shares of Common Stock (defined herein), representing 29.6% of the outstanding voting power of the Issuer. The Reporting Person above disclaims beneficial ownership of any securities held by any other Reporting Person and the filing of this Statement on Schedule 13D shall not be deemed an admission that the Reporting Person above and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Act or Rule 13d-5 thereunder.

Schedule 13D
Cusip No. 812578102

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Delphi BioInvestments VI, L.P.
         04-3760672
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7        SOLE VOTING POWER
 BY EACH REPORTING PERSON                  0
           WITH                   ----------------------------------------------
                                  8        SHARED VOTING POWER
                                           22,275 (includes 19,800 shares of
                                           Common Stock issuable upon
                                           conversion of the Series A
                                           Convertible Preferred Stock and
                                           2,475 shares of Common Stock
                                           issuable upon exercise of the
                                           Warrants)
                                  ----------------------------------------------
                                  9        SOLE DISPOSITIVE POWER
                                           0
                                  ----------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                           22,275 (includes 19,800 shares of
                                           Common Stock issuable upon
                                           conversion of the Series A
                                           Convertible Preferred Stock and
                                           2,475 shares of Common Stock
                                           issuable upon exercise of the
                                           Warrants)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         22,275 (includes 19,800 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock and 2,475 shares of Common Stock issuable upon exercise of the Warrants)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES(7)                                                   |X|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0 %
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

--------
(7) The Reporting Person above is party to a voting agreement contained in the Investors Rights Agreement described herein. As a result, the parties to the Investors Rights Agreement may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act") with respect to 16,875,000 shares of Common Stock (defined herein), representing 29.6% of the outstanding voting power of the Issuer. The Reporting Person above disclaims beneficial ownership of any securities held by any other Reporting Person and the filing of this Statement on Schedule 13D shall not be deemed an admission that the Reporting Person above and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Act or Rule 13d-5 thereunder.

Schedule 13D
Cusip No. 812578102

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Delphi Management Partners VI, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7        SOLE VOTING POWER
 BY EACH REPORTING PERSON                  0
           WITH                   ----------------------------------------------
                                  8        SHARED VOTING POWER
                                           2,250,000 (includes 2,000,000 shares
                                           of Common Stock issuable upon
                                           conversion of the Series A
                                           Convertible Preferred Stock and
                                           250,000 shares of Common Stock
                                           issuable upon exercise of the
                                           Warrants)
                                  ----------------------------------------------
                                  9        SOLE DISPOSITIVE POWER
                                           0
                                  ----------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                           2,250,000 (includes 2,000,000 shares
                                           of Common Stock issuable upon
                                           conversion of the Series A
                                           Convertible Preferred Stock and
                                           250,000 shares of Common Stock
                                           issuable upon exercise of the
                                           Warrants)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,250,000 (includes 2,000,000 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock and 250,000 shares of Common Stock issuable upon exercise of the Warrants)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES(8)                                                   |X|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------

--------
(8) The Reporting Person above is party to a voting agreement contained in the Investors Rights Agreement described herein. As a result, the parties to the Investors Rights Agreement may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act") with respect to 16,875,000 shares of Common Stock (defined herein), representing 29.6% of the outstanding voting power of the Issuer. The Reporting Person above disclaims beneficial ownership of any securities held by any other Reporting Person and the filing of this Statement on Schedule 13D shall not be deemed an admission that the Reporting Person above and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Act or Rule 13d-5 thereunder.

Schedule 13D
Cusip No. 812578102

Item 1.  Security and Issuer.

         The class of equity securities to which this statement (this "Statement") relates is the Common Stock, par value $0.001 per share (the "Common Stock") of Seattle Genetics, Inc., a Delaware corporation (the "Issuer" or "Company"). The Issuer's principal executive offices are located at 21823 -- 30th Drive S.E., Bothell, WA 98021.

Item 2.  Identity and Background.

         JPMP Reporting Persons

         This Statement is being filed by: (i) J.P. Morgan Partners (BHCA), L.P., a limited partnership organized under the laws of Delaware ("JPMP
         (BHCA)"), whose principal office is located at 1221 Avenue of the Americas, New York, NY 10020, (ii) J.P. Morgan Partners Global Investors, L.P., a limited partnership organized under the laws of Delaware ("JPMP Global"), whose principal office is located at the same address as JPMP (BHCA), (iii) J.P. Morgan Partners Global Investors A, L.P., a limited partnership organized under the laws of Delaware ("JPMP Global A"), whose principal office is located at the same address as JPMP (BHCA), (iv) J.P. Morgan Partners Global Investors (Cayman), L.P., a limited partnership organized under the laws of the Cayman Islands ("JPMP Cayman"), whose principal office is located at the same address as JPMP (BHCA), and (v) J.P. Morgan Partners Global Investors (Cayman) II, L.P. a limited partnership organized under the laws of the Cayman Islands ("JPMP Cayman II" and collectively with JPMP (BHCA), JPMP Global, JPMP Global A and JPMP Cayman, the "JPMP Reporting Persons"), whose principal office is located at the same address as JPMP (BHCA).

         JPMP (BHCA) is engaged in the venture capital, private equity and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P., a Delaware limited partnership ("JPMP Master Fund"), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business.

         JPMP Global, JPMP Global A, JPMP Cayman and JPMP Cayman II (collectively, the "Global Fund Entities") are also engaged in the venture capital, private equity and leveraged buyout business. The general partner of each of the Global Fund Entities is JPMP Global Investors, L.P., a Delaware limited partnership ("JPMP Investors"), whose principal place of business is located at the same address as JPMP (BHCA). JPMP Investors is engaged indirectly in the venture capital, private equity and leveraged buyout business as general partner of each of the Global Fund Entities.

         The general partner of each of JPMP Master Fund and JPMP Investors is JPMP Capital Corp., a New York corporation ("JPMP Capital Corp."), whose principal business office is located at the same address as JPMP
         (BHCA), and is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

         JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co., a Delaware Corporation ("JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, NY 10018. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.

         Baker Reporting Persons

         This Statement is also being filed by: (i) Julian C. Baker and (ii) Felix J. Baker, each of whom is a United States citizen whose principal office is located at 667 Madison Avenue, New York, NY 10021 (collectively, the "Baker Reporting Persons"). Set forth below is certain information with respect to the Baker Reporting Persons:

         Name              Present Principal Occupation
         ----              ----------------------------

         Julian C. Baker   Managing Member, Baker Bros. Advisors, LLC (an entity
                           engaged in investment activities)

         Felix J. Baker    Managing Member, Baker Bros. Advisors, LLC (an entity
                           engaged in investment activities)

         Delphi Reporting Persons

         This Statement is also being filed by: (i) Delphi Ventures VI, L.P., a limited partnership organized under the laws of Delaware ("Delphi Ventures"), whose principal office is located at 3000 Sand Hill Road, Building 1, Suite 135, Menlo Park, CA 94025, (ii) Delphi BioInvestments VI, L.P., a limited partnership organized under the laws of Delaware ("Delphi BioInvestments"), whose principal office is located at the same address as Delphi Ventures, and (iii) Delphi Management Partners VI, L.L.C., a Delaware limited liability company ("Delphi Management", and together with Delphi Ventures and Delphi BioInvestments, the "Delphi Reporting Persons") whose principal office is located at the same address as Delphi Ventures.

         The Delphi Reporting Persons are engaged in the venture capital business. The general partner of each of Delphi Ventures and Delphi BioInvestments is Delphi Management. Delphi Management is also engaged indirectly (through affiliates) in the venture capital business. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each managing member of Delphi Management.

         The Delphi Reporting Persons, the JPMP Reporting Persons and the Baker Reporting Persons are collectively referred to herein as the "Reporting Persons".

         During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in their being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         JPMP Reporting Persons:

         The funds provided by JPMP (BHCA) and the Global Fund Entities for the purchase of the securities reported in Item 5 below were obtained from the contributed capital and available working capital of JPMP (BHCA) and the Global Fund Entities, which includes funds that are held available for such purpose.

         Baker Reporting Persons:

         The funds used by the limited partnerships controlled by Julian C. Baker and Felix J. Baker to purchase the securities reported in Item 5 below were provided from the available working capital of such limited partnerships.

         Delphi Reporting Persons:

         The funds provided by Delphi Ventures and Delphi BioInvestments for the purchase of the securities reported in Item 5 below were obtained from the contributed capital and available working capital of Delphi Ventures and Delphi BioInvestments respectively, which includes funds that are held available for such purpose.

Item 4.  Purpose of Transactions.

         The securities referred to in Item 5 below were acquired pursuant to the Securities Purchase Agreement referred to in Item 6 below solely for investment purposes.

         The transactions described in Item 6 below are incorporated in their entirety herein by reference.

         Subject to the rights of the Reporting Persons set forth in the Securities Purchase Agreement and the Investors Rights Agreement referred to in Item 6 below, except as set forth in this Item 4, none of the JPMP Reporting Persons, the Baker Reporting Persons, or the Delphi Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the JPMP Reporting Persons, the Baker Reporting Persons and the Delphi Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's Common Stock to cease to be listed on the NASDAQ National Market System or causing the Common Stock to become eligible for termination of registration, under section 12(g) of the Securities Exchange Act of 1934, as amended (the "Act").

Item 5.  Interest in Securities of the Issuer.

         The percentages of outstanding shares of the Issuer reported in this
         Item 5 are based on 40,196,299 shares of Common Stock outstanding as of March 22, 2004 as reported by the Issuer in its most recent Schedule 14A as filed on April 16, 2004 with the Securities and Exchange Commission.

         JPMP Reporting Persons

         JPMP (BHCA) beneficially owns 5,760,349 shares of the Issuer's Common Stock, which represents 12.5% of the Issuer's Common Stock. JPMP Global beneficially owns 912,791 shares of the Issuer's Common Stock, which represents 2.2% of the Issuer's Common Stock. JPMP Global A beneficially owns 124,436 shares of the Issuer's Common Stock, which represents 0.3% of the Issuer's Common Stock. JPMP Cayman beneficially owns 463,298 shares of the Issuer's Common Stock, which represents 1.1% of the Issuer's Common Stock. JPMP Cayman II beneficially owns 51,626 shares of the Issuer's Common Stock, which represents 0.1% of the Issuer's Common Stock.

         JPMP Master Fund, as the General Partner of JPMP (BHCA), may be deemed to beneficially own the shares beneficially owned by JPMP (BHCA).

         JPMP Investors, as the General Partner of each of the Global Fund Entities, may be deemed to beneficially own the shares beneficially owned by each of the Global Fund Entities.

         JPMP Capital Corp., as the General Partner of each of JPMP Master Fund and JPMP Investors, may be deemed to beneficially own the shares beneficially owned by JPMP (BHCA) and each of the Global Fund Entities.

         JPMP Capital Corp. is a wholly owned subsidiary of JP Morgan Chase and therefore JP Morgan Chase may be deemed to beneficially own the shares beneficially owned by JPMP (BHCA) and each of the Global Fund Entities.

         The foregoing shall not be an admission that JPMP Master Fund, JPMP Investors, JPMP Capital Corp. or JP Morgan Chase are the beneficial owners of the shares held by JPMP (BHCA) and/or the Global Fund Entities.

         Baker Reporting Persons:

         Set forth in the table below is the aggregate number of shares of Common Stock beneficially owned as of the date hereof by each of the limited partnerships controlled by the Baker Reporting Persons, together with the percentage of outstanding shares of Common Stock that such ownership represents based upon 40,196,299 shares of Common Stock outstanding as of March 22, 2004, as reported by the Issuer in its most recent Schedule 14A filed on April 16, 2004, in each case taking into account the shares of Common Stock that can be acquired upon conversion of Series A Convertible Preferred Stock and exercise of the Warrants to purchase shares of Common Stock:

                                                Number of      Percent of Class
                       Name                      Shares           Outstanding
         --------------------------------       ---------      ----------------
         Baker/Tisch Investments, L.P.            446,063            0.9%
         Baker Bros. Investments, L.P.            301,275            0.6%
         Baker Bros. Investments II, L.P.         310,781            0.7%
         Baker Biotech Fund I, L.P.             3,058,088            6.4%
         Baker Biotech Fund II, L.P.            2,809,462            5.9%
         Baker Biotech Fund II (Z), L.P.          386,831            0.8%
                                                ---------           ----
         Total                                  7,312,500           15.4%

         By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above (collectively, the "Baker Entities"), Julian C. Baker and Felix J. Baker may each be deemed to be beneficial owners of securities owned by the Baker Entities and may be deemed to have shared power to vote or direct the vote and to dispose or direct the disposition of such securities, although such entities have the sole right to receive and power to direct the receipt of dividends from, and the proceeds from the sale of, securities owned by them.

         Additionally, Felix J. Baker is a director of the Issuer.

         Delphi Reporting Persons

         Delphi Ventures beneficially owns 2,227,725 shares of the Issuer's Common Stock, which represents 5.3% of the Issuer's Common Stock. Delphi BioInvestments beneficially owns 22,275 shares of the Issuer's Common Stock, which represents 0.01% of the Issuer's Common Stock.

         As the general partner of Delphi Ventures and Delphi BioInvestments, Delphi Management may be deemed to beneficially own the shares beneficially owned by each of Delphi Ventures and Delphi
         BioInvestments.

         The foregoing shall not be an admission that Delphi Management is the beneficial owner of the shares held by Delphi Ventures and/or Delphi BioInvestments.

         The Reporting Persons are party to a voting agreement contained in the Investors Rights Agreement referred to in Item 6 below. The JPMP Reporting Persons, the Baker Reporting Persons, and the Delphi Reporting Persons together may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act, with respect to 16,875,000 shares of Common Stock, representing 29.6% of the outstanding voting power of the Issuer.

         Each of the Reporting Persons, however, disclaims beneficial ownership of any of the securities owned by any other Reporting Person and disclaims that it is a member of a "group" with any other persons either for purposes of Section 13(d)(3) of the Act or Rule 13d-5 thereunder or this Statement or for any other purpose related to its beneficial ownership of the Issuer's securities. The filing of this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of such shares or that the Reporting Person and any of such other stockholders' constitute for purposes of
         Section 13(d) of the Act, a "group." Each Reporting Person is not responsible for the accuracy of any information filed in this Statement relating to any Reporting Person other than itself and its related persons or entities.

         There have been no transactions involving the Issuer's Common Stock during the past sixty days which are required to be reported in this Statement.

         No person other than the JPMP Reporting Persons, the Baker Reporting Persons and the Delphi Reporting Persons has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Issuer's Common Stock owned beneficially by the JPMP Reporting Persons, the Baker Reporting Persons and the Delphi Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         On May 12, 2003 the Company entered into the Securities Purchase Agreement (as amended by Amendment No. 1 dated as of May 14, 2003 and Amendment No. 2 dated as of June 2, 2003) (the "SPA"), with JPMP
         (BHCA), the Global Fund Entities, the Baker Entities, Delphi Ventures, Delphi BioInvestments, entities affiliated with BA Venture Partners and
         T. Rowe Price Health Sciences Fund, Inc. (collectively, the "Series A Investors"). Both the SPA and all exhibits thereto are attached as Exhibit A hereto and are incorporated herein in their entirety by reference.

         Pursuant to the SPA, the Issuer issued in a private placement (a) 1,640,000 shares of the Company's Series A Convertible Preferred Stock (the "Preferred Stock") to the Series A Investors, as well as the reservation for issuance of 16,400,000 shares of the Company's Common Stock upon conversion of the Preferred Stock, and (b) warrants (the "Warrants") to purchase 2,050,000 shares of the Company's Common Stock and the reservation for issuance of 2,050,000 shares of the Company's Common Stock upon the exercise of such Warrants (together, the "Preferred Stock Financing"). The Preferred Stock has the rights, preferences and privileges set forth in the Certificate of Designations of Series A Convertible Preferred Stock as filed with the Secretary of State of the State of Delaware. The purchase price for the Preferred Stock was $25.00 per share. Each share of Preferred Stock is initially convertible into 10 shares of Common Stock at a fixed conversion price of $2.50 per share (subject to adjustment upon the occurrence of certain events including stock subdivisions, combinations, splits, stock dividends, capital reorganizations, or capital reclassifications of the Common Stock), at such holder's option at any time after the first anniversary of the closing of the Investors Rights Agreement among the Company, the Reporting Persons and the other investors named therein, dated as of July 8, 2003, a copy of which is attached hereto as Exhibit B and is incorporated herein in its entirety by reference (the "Investors Rights Agreement").

         The Warrants are immediately exercisable at a fixed purchase price of $6.25 per share of Common Stock and expire on December 31, 2011.

         Pursuant to the Certificate of Designations and the Investors Rights Agreement, the Series A Investors, voting together as a separate class, have the right to designate two members of the Company's Board of Directors so long as at least 37.5% of the shares of Preferred Stock issued at the closing of the Preferred Stock Financing remain outstanding. If between 18.75% and 37.5% of the shares of Preferred Stock issued at the closing of the Preferred Stock Financing are outstanding, the Series A Investors, voting together as a separate class, have the right to designate one member of the Company's Board of Directors. If less than 18.75% of the shares of Preferred Stock issued at the closing of the Preferred Stock Financing are outstanding, the rights of the Series A Investors to vote separately for the election of directors shall terminate.

         Pursuant to the terms of the Investors Rights Agreement, one director will be designated by the JPMP Reporting Persons and one director will be designated by the Baker Entities. The right of the JPMP Reporting Persons and the Baker Entities, as applicable, to designate a director terminates if the JPMP Reporting Persons or the Baker Entities, as applicable, hold less than 50% of the Preferred Stock (or Common Stock issued upon conversion thereof) purchased by it at the closing of the Preferred Stock Financing. Pursuant to these rights, the JPMP Reporting Persons designated Srinivas Akkaraju, M.D., Ph.D. as its representative on the Company's Board of Directors and the Baker Entities designated Felix Baker, Ph.D. as its representative on the Company's Board of Directors upon the closing of the Preferred Stock Financing. The Series A Investors do not have the right to vote on members of the Company's Board of Directors other than the nominees they designate.

         Each of JPMP (BHCA) and the Global Fund Entities is a party to the Regulatory Sideletter, dated as of July 8, 2003, by and among the Company, JPMP (BHCA) and each of the Global Fund Entities, a copy of which is attached as Exhibit C hereto and is incorporated herein in its entirety by reference.

Item 7.  Material to be Filed as Exhibits.

         SCHEDULE A

         Item 2 information for executive officers and directors of JPMP Capital Corp.

         SCHEDULE B

         Item 2 information for executive officers and directors of J.P. Morgan Chase.

         SCHEDULE C

         Item 2 information for managing members of Delphi Management.

         EXHIBIT A

         Securities Purchase Agreement dated as of May 12, 2003, by and among the Issuer and the Series A Investors incorporated by reference to
         Exhibit 10.1 of the Form 8-K filed with the Commission on May 15, 2003.

         EXHIBIT B

         Investors Rights Agreement dated as of July 8, 2003, by and among the Company and the Investors named therein incorporated by reference to
         Exhibit 4.2 of the Form 8-K filed with the Commission on May 15, 2003.

         EXHIBIT C

         Regulatory Sideletter dated as of July 8, 2003, by and among the Company, JPMP (BHCA) and each of the Global Fund Entities.

         EXHIBIT D

         Joint Filing Agreement dated as of May 17th, 2004 among the JPMP Entities, the Bakers and the Delphi Entities.

                                   SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: May 17, 2004


                                        J.P. MORGAN PARTNERS (BHCA), L.P.

                                        By:      JPMP Master Fund Manager, L.P.,
                                                 its general partner

                                        By:      JPMP Capital Corp.,
                                                 its general partner

                                        By:      /s/ Jeffrey  C. Walker
                                                 -------------------------------
                                                 Name:  Jeffrey C. Walker
                                                 Title: President

                                        J.P. MORGAN PARTNERS GLOBAL
                                        INVESTORS, L.P.

                                        By:      JPMP Global Investors, L.P.,
                                                 its general partner

                                        By:      JPMP Capital Corp.,
                                                 its general partner

                                        By:      /s/ Jeffrey  C. Walker
                                                 -------------------------------
                                                 Name:  Jeffrey C. Walker
                                                 Title: President

                                        J.P. MORGAN PARTNERS GLOBAL
                                        INVESTORS (CAYMAN), L.P.

                                        By:      JPMP Global Investors, L.P.,
                                                 its general partner

                                        By:      JPMP Capital Corp.,
                                                 its general partner

                                        By:      /s/ Jeffrey  C. Walker
                                                 -------------------------------
                                                 Name:  Jeffrey C. Walker
                                                 Title: President

                                        J.P. MORGAN PARTNERS GLOBAL
                                        INVESTORS A, L.P.

                                        By:      JPMP Global Investors, L.P.,
                                                 its general partner

                                        By:      JPMP Capital Corp.,
                                                 its general partner

                                        By:      /s/ Jeffrey  C. Walker
                                                 -------------------------------
                                                 Name:  Jeffrey C. Walker
                                                 Title: President

                                        J.P. MORGAN PARTNERS GLOBAL
                                        INVESTORS (CAYMAN) II, L.P.

                                        By:      JPMP Global Investors, L.P.,
                                                 its general partner

                                        By:      JPMP Capital Corp.,
                                                 its general partner

                                        By:      /s/ Jeffrey  C. Walker
                                                 -------------------------------
                                                 Name:  Jeffrey C. Walker
                                                 Title: President


                                        JULIAN C. BAKER

                                        By:      /s/ Julian C. Baker
                                                 -------------------------------
                                                 Julian C. Baker

                                        FELIX J. BAKER

                                        By:      /s/ Felix J. Baker
                                                 -------------------------------
                                                 Felix J. Baker


                                        DELPHI VENTURES VI, L.P.

                                        By:      Delphi Management Partners VI,
                                                 L.L.C., its general partner


                                        By:      /s/ Deepika R. Pakianathan
                                                 -------------------------------
                                                 Deepika R. Pakianathan
                                                 Managing Member

                                        DELPHI BIOINVESTMENTS VI, L.P.

                                        By:      Delphi Management Partners VI,
                                                 L.L.C., its general partner


                                        By:      /s/ Deepika R. Pakianathan
                                                 -------------------------------
                                                 Deepika R. Pakianathan
                                                 Managing Member


                                        DELPHI MANAGEMENT PARTNERS VI, L.L.C.

                                        By:      /s/ Deepika R. Pakianathan
                                                 -------------------------------
                                                 Deepika R. Pakianathan
                                                 Managing Member

                                                                      SCHEDULE A


                               JPMP CAPITAL CORP.


                             Executive Officers(1)

Jeffrey C. Walker*                                      President
Arnold L. Chavkin*                                      Executive Vice President
Dr. Dana Beth Ardi*                                     Managing Director
Christopher C. Behrens*                                 Managing Director
Julie Casella-Esposito*                                 Managing Director
Rodney A. Ferguson*                                     Managing Director
Cornell Buck French*                                    Managing Director
David J. Gilbert*                                       Managing Director
Michael R. Hannon*                                      Managing Director
Jonathan R. Lynch*                                      Managing Director
Stephen P. Murray*                                      Managing Director
Timothy Purcell*                                        Managing Director
John Reardon*                                           Managing Director
Faith Rosenfeld*                                        Managing Director
Robert R. Ruggiero, Jr.*                                Managing Director
Shahan D. Soghikian*                                    Managing Director
William Stuek*                                          Managing Director
Patrick J. Sullivan*                                    Managing Director
Timothy J. Walsh*                                       Managing Director
Richard D. Waters, Jr.*                                 Managing Director
Damion E. Wicker, M.D.*                                 Managing Director


                                  Directors(1)

                             William B. Harrison**
                               Jeffrey C. Walker*

--------
(1)      Each of whom is a United States citizen.
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.
** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                                                      SCHEDULE B


                            J.P. MORGAN CHASE & CO.

                             Executive Officers(1)

Chairman of the Board and Chief Executive Officer       William B. Harrison Jr.*
Head of Investment Bank and Investment Management
and Private Banking                                     David A. Coulter*
Head of Chase Financial Services, Treasury,
Security Services, and Technology                       Donald H. Layton*
Head of JPMorgan Partners                               Jeffrey C. Walker**
Chief Risk Officer and Chairman, Risk Management
Committee                                               Don M. Wilson III*
Executive Vice President; Chief Financial Officer       Dina Dublon*
General Counsel                                         William H. McDavid*
Director of Human Resources                             John J. Farrell*
Director of Corporate Marketing and Communications      Frederick W. Hill*
Chairman of Technology Council                          John W. Schmidlin*
Executive Vice President and Controller                 Joseph L. Sclafani*
Vice Chairman                                           James B. Lee Jr.*
Vice Chairman,                                          Walter A. Gubert*
Chairman, Investment Bank

--------
(1)      Each of whom is a United States citizen.
*        Principal occupation is employee or officer of J.P. Morgan Chase & Co.
         Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.
** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.

                                  DIRECTORS(1)

                                   Principal Occupation or Employment;
Name                               Business or Residence Address
----------------------------------------------------------------------------------------------------------
Hans W. Becherer                   Retired Chairman of the Board and Chief Executive Officer
                                   Deere & Company
                                   One John Deere Place
                                   Moline, IL 61265
----------------------------------------------------------------------------------------------------------
Riley P. Bechtel                   Chairman and Chief Executive Officer
                                   Bechtel Group, Inc.
                                   P.O. Box 193965
                                   San Francisco, CA 94119-3965
----------------------------------------------------------------------------------------------------------
Frank A. Bennack, Jr.              Chairman of the Executive Committee and Vice Chairman of the Board
                                   The Hearst Corporation
                                   1345 Avenue of the Americas, 42nd Floor
                                   New York, New York 10105
----------------------------------------------------------------------------------------------------------
John H. Biggs                      Former Chairman and Chief Executive Officer
                                   TIAA-CREF
                                   730 Third Avenue
                                   25th Floor
                                   New York, NY 10017
----------------------------------------------------------------------------------------------------------
Lawrence A. Bossidy                Retired Chairman of the Board
                                   Honeywell International, Inc.
                                   104 West Mountain Road,
                                   Ridgefield, CT 06877-3638
----------------------------------------------------------------------------------------------------------
M. Anthony Burns                   Chairman of the Board Emeritus
                                   Ryder System, Inc.
                                   3600 N.W. 82nd Avenue
                                   Miami, Florida 33166
----------------------------------------------------------------------------------------------------------
Ellen V. Futter                    President and Trustee
                                   American Museum of Natural History
                                   Central Park West at 79th Street
                                   New York, NY 10024
----------------------------------------------------------------------------------------------------------
William H. Gray, III               Retired President and Chief Executive Officer
                                   The College Fund/UNCF
                                   8260 Willow Oaks Corporate Drive
                                   P.O. Box 10444
                                   Fairfax, Virginia 22031
----------------------------------------------------------------------------------------------------------
William B. Harrison, Jr.*          Chairman of the Board and Chief Executive Officer
                                   J.P. Morgan Chase & Co.
                                   270 Park Avenue, 8th Floor
                                   New York, New York  10017-2070
----------------------------------------------------------------------------------------------------------
Helene L. Kaplan                   Of Counsel
                                   Skadden, Arps, Slate, Meagher & Flom LLP
                                   Four Times Square, Floor 44, Room 416
                                   New York, New York 10036
----------------------------------------------------------------------------------------------------------
Lee R. Raymond                     Chairman of the Board and Chief Executive Officer
                                   Exxon Mobil Corporation
                                   5959 Las Colinas Boulevard
                                   Irving, TX 75039-2298
----------------------------------------------------------------------------------------------------------
John R. Stafford                   Retired Chairman of the Board
                                   Wyeth
                                   5 Giralda Farms
                                   Madison, New Jersey 07940
----------------------------------------------------------------------------------------------------------

----------
(1)      Each of whom is a United States citizen.
*        Principal occupation is employee or officer of J.P. Morgan Chase & Co.
         Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.
** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.

                                                                      SCHEDULE C


                     DELPHI MANAGEMENT PARTNERS VI, L.L.C.



                              Managing Members(1)



         Managing Member            James J. Bochnowski*
         Managing Member            David L. Douglass*
         Managing Member            Douglas A. Roeder*
         Managing Member            Deepika R. Pakianathan*
         Managing Member            John F. Maroney*











----------
(1)      Each of whom is a United States citizen except for Ms. Pakianathan.
* Principal occupation is Managing Member of Delphi Management Partners VI, L.L.C. Business address is 3000 Sand Hill Road, Building 1, Suite 135, Menlo Park, California 94025.

                                                                       EXHIBIT C

                             REGULATORY SIDELETTER

         AGREEMENT dated as of [___________], 2003 by and among J.P. MORGAN PARTNERS (BHCA), L.P., a Delaware limited partnership ("JPMP BHCA"), J.P. MORGAN PARTNERS GLOBAL INVESTORS, L.P., a Delaware limited partnership (the "Global Domestic Fund"), J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN), L.P., a Cayman Islands limited partnership (the "Global Cayman Fund"), J.P.MORGAN PARTNERS GLOBAL INVESTORS A, L.P., a Delaware limited partnership (the "Paul Capital Fund") and J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN) II, L.P., a Cayman Islands limited partnership (the "Swiss Fund" and together with JPMP BHCA, the Global Domestic Fund, the Global Cayman Fund and the Paul Capital Fund, collectively, the "JP Morgan Investors" and singularly, a "JP Morgan Investor") and SEATTLE GENETICS, INC., a Delaware corporation (the "Company").

         WHEREAS, each JP Morgan Investor is a regulated entity and an indirect subsidiary of J.P. Morgan Chase & Co. and in connection therewith each JP Morgan Investor is subject to various regulations that may impose restrictions on the type and terms of each JP Morgan Investor's investment in the Company;

         NOW THEREFORE, in connection with the foregoing, the parties hereby agree as follows:

         Section 1.        Regulatory Matters Generally.

                  (a)      Regulatory Cooperation.

                           (i) In the event that any JP Morgan Investor reasonably determines that it has a Regulatory Problem, the Company agrees to take such actions as are reasonably requested by such JP Morgan Investor in order (A) to effectuate and facilitate any transfer by such JP Morgan Investor of any securities of the Company then held by such JP Morgan Investor to any Affiliate of such JP Morgan Investor; provided, however, that any such transfer must be made in accordance with applicable United States federal and state securities laws and all regulatory requirements to which the Company is then subject, including without limitation, the rules of the National Association of Securities Dealers, Inc. ("NASD") and The Nasdaq Stock Market ("Nasdaq"), and (B) to permit such JP Morgan Investor (or any of its Affiliates) to exchange all or any portion of the voting securities then held by such Person on a share-for-share basis for shares of a class or series of non-voting securities of the Company, which non-voting securities shall be identical in all material respects to such voting securities (provided that such non-voting securities may be of a different class or series of stock than the voting securities then held by the JP Morgan Investor) except that such new securities shall be non-voting and shall be convertible into voting securities on such terms as are requested by such JP Morgan Investor in light of regulatory considerations then prevailing and reasonably acceptable to the Company. If any JP Morgan Investor elects to transfer securities of the Company in order to avoid a Regulatory Problem to an Affiliate subject to limitations on its voting or total ownership interest in the Company, the Company and such Affiliate shall enter into such mutually acceptable agreements as the Company or such Affiliate may reasonably request in order to assist such Affiliate in complying with Laws to which either of them is then subject.

                           (ii) In the event that any Affiliate (other than an Affiliate referred to in clause (i) of such definition) of the Company ever offers to issue any of its securities to any JP Morgan Investor, then the Company will cause such Affiliate to enter into an agreement with such JP Morgan Investor substantially similar to this Agreement.

         Section 2.        Cross Marketing Activities.

         The Company hereby represents and warrants that except as otherwise previously disclosed to the JP Morgan Investors, neither the Company nor any of its subsidiaries (i) offers or markets, directly or through any arrangement, any product or service of any depository institution owned by J.P. Morgan Chase & Co., or (ii) knowingly permits any of its products or services to be offered or marketed, directly or through any arrangement, by or through any depository institution owned by J.P. Morgan Chase & Co.

         Section 3.        Lending Activities.

         The Company hereby represents and warrants that except as otherwise previously disclosed to the JP Morgan Investors, neither the Company nor any of its subsidiaries currently has or is expected to have a loan facility, credit facility, debt financing, line of credit or any other extension of credit from any depository institution owned by J.P. Morgan Chase & Co.

         Section 4.        Covenants.

                  (a)      The Company shall give each JP Morgan Investor thirty
(30) days prior written notice before taking any affirmative steps which would cause the representations and warranties contained in Sections 2 or 3 to be untrue.

                  (b) The Company shall use its commercially reasonable efforts to notify each JP Morgan Investor promptly at any time in which the Company reasonably believes the representations contained in Sections 2 or 3 to be untrue whether as a result of the Company's affirmative action or otherwise.

                  (c) The Company shall use commercially reasonable efforts to obtain stockholder approval for an action under Section 1 of this Agreement (including, but not limited to, calling a stockholder meeting and preparing, delivering and disseminating a proxy information statement to the stockholders) if such action would require the approval of the Company's stockholders under applicable rules of the NASD or Nasdaq, under any applicable state corporate law or under the Company's Fundamental Documents; provided, however, that the Company may, upon prior written notice to the JP Morgan Investors, delay the filing of any proxy statement for a reasonable period of time (not to exceed 90 days or such shorter period as is reasonably necessary to enable the JP Morgan Investors to cure such Regulatory Problem within the proscribed time period) if at the time such approval is required the Company is engaged in a Material Transaction (as defined in the Investor Rights Agreement).

                  (d) The JP Morgan Investors shall pay all actual, out-of-pocket costs and expenses reasonably incurred by the Company in connection with the Company's compliance with its obligations under Section 1 of this Agreement, and if applicable, any action to which the Company consents under Section 4(c), including, without limitation, (i) reasonable fees and expenses of counsel, accountants, investment bankers and printers, and (ii) filing fees with the NASD, Nasdaq and state corporate authorities. Such amounts shall be paid in full by the JP Morgan Investors within 30 days of the date the JP Morgan Investors are provided with a written invoice detailing the amounts of such expenses incurred by the Company.

         Section 5.        Definitions.

         "Affiliate" means, with respect to any Person, (i) a director or executive officer of such Person or of any Person identified in clause (ii) below, and (ii) any other Person that, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such Person. When such term is used in the context of a Regulatory Problem, it also has the meaning ascribed to it in any Law.

         "Banking Regulations" means all federal, state and foreign Laws applicable to banks, bank holding companies and their subsidiaries and Affiliates, including without limitation, the Bank Holding Company Act and the Federal Reserve Act.

         "Control" means, with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

         "Fundamental Documents" means the documents by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. The Fundamental Documents of the Company are its Certificate of Incorporation and its By-laws.

         "Investor Rights Agreement" means the Investor Rights Agreement dated on or about the date hereof among the Company and the investors that are parties thereto.

         "Law," with respect to any Person, means (i) all provisions of all laws, statutes, ordinances, rules, regulations, permits, certificates or orders of any governmental authority applicable to such Person or any of its assets or property or to which such Person or any of its assets or property is subject, including, without limitation, Banking Regulations, and (ii) all judgments, injunctions, orders and decrees of all courts and arbitrators in proceedings or actions in which such Person is a party or by which it or any of its assets or properties is or may be bound or subject.

         "Person" shall be construed as broadly as possible and shall include an individual or natural person, a partnership (including a limited liability partnership), a corporation, an association, a joint stock company, a limited liability company, a trust, a joint venture, an unincorporated organization and a governmental authority.

         "Purchase Agreement" means the Securities Purchase Agreement dated as of May 12, 2003 among the Company, the JP Morgan Investors and the other parties thereto.

         "Regulatory Problem" means any set of facts or circumstances in which any JP Morgan Investor's ownership of securities issued by the Company (i) gives rise to a material violation of Law by such JP Morgan Investor or any of its Affiliates, or gives rise to a reasonable belief by such JP Morgan Investor that such a violation is likely to occur or (ii) gives rise to a limitation in Law that will impair materially the ability of such JP Morgan Investor or any of its Affiliates to conduct its business or gives rise to a reasonable belief by such JP Morgan Investor that such a limitation is likely to arise.

         Section 6.        Amendments; Benefit.

         The terms and provisions of this Agreement may not be modified or amended, unless pursuant to a written agreement executed by each of the parties hereto. This Agreement shall be for the benefit of each JP Morgan Investor and its Affiliates and shall apply to each acquisition of securities issued by the Company to each JP Morgan Investor or its Affiliates.

         Section 7.        Counterparts; Facsimile Signatures.

         This Agreement may be executed in any number of counterparts, including by means of facsimile, and each counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

         Section 8.        Notices.

         All notices, claims, certificates, requests, demands and other communications to be given to any JP Morgan Investor hereunder or relating to any JP Morgan Investor's investment in the Company shall be addressed as follows:

                                    c/o J.P. Morgan Partners, LLC
                                    1221 Avenue of the Americas
                                    New York, New York  10020-1080
                                    Telephone:  (212) 899-3400
                                    Facsimile:  (212) 899-3401
                                    Attention:  Official Notices Clerk
                                                (FBO: Srinivas Akkaraju)

                                    with a copy to:

                                    O'Melveny & Myers LLP
                                    Times Square Tower
                                    7 Times Square
                                    New York, NY  10036
                                    Telephone:  (212) 408-2400
                                    Telecopier: (212) 408-2420
                                    Attention:  Phillip Isom, Esq.

         Section 9.        Governing Law.

         This Agreement shall be governed by and construed in accordance with the laws of the State of New York (without regard to any choice of law or any conflicting provision or rule).

                                     *****

Schedule 13D
Cusip No. 812578102

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.



                                        SEATTLE GENETICS, INC.


                                        By:      /s/ Clay B. Siegall
                                                 -------------------------------
                                                 Name:  Clay B. Siegall
                                                 Title: President and CEO


                                        J.P. MORGAN PARTNERS (BHCA), L.P.

                                        By:      JPMP Master Fund Manager, L.P.,
                                                 its General Partner

                                        By:      JPMP Capital Corp.,
                                                 its General Partner



                                        By:      /s/ Rodney A. Ferguson
                                                 -------------------------------
                                                 Name:  Rodney A. Ferguson
                                                 Title: Managing Director


                                        J.P. MORGAN PARTNERS GLOBAL
                                        INVESTORS, L.P.

                                        By:      JPMP Global Investors, L.P.,
                                                 its general partner

                                        By:      JPMP Capital Corp.,
                                                 its general partner



                                        By:      /s/ Rodney A. Ferguson
                                                 -------------------------------
                                                 Name:  Rodney A. Ferguson
                                                 Title: Managing Director

                                        J.P. MORGAN PARTNERS GLOBAL
                                        INVESTORS (CAYMAN), L.P.

                                        By:      JPMP Global Investors, L.P.,
                                                 its general partner

                                        By:      JPMP Capital Corp.,
                                                 its general partner


                                        By:      /s/ Rodney A. Ferguson
                                                 -------------------------------
                                                 Name:  Rodney A. Ferguson
                                                 Title: Managing Director


                                        J.P. MORGAN PARTNERS GLOBAL
                                        INVESTORS A, L.P.

                                        By:      JPMP Global Investors, L.P.,
                                                 its general partner

                                        By:      JPMP Capital Corp.,
                                                 its general partner



                                        By:      /s/ Rodney A. Ferguson
                                                 -------------------------------
                                                 Name:  Rodney A. Ferguson
                                                 Title: Managing Director


                                        J.P. MORGAN PARTNERS GLOBAL
                                        INVESTORS (CAYMAN) II, L.P.

                                        By:      JPMP Global Investors, L.P.,
                                                 its general partner

                                        By:      JPMP Capital Corp.,
                                                 its general partner


                                        By:      /s/ Rodney A. Ferguson
                                                 -------------------------------
                                                 Name:  Rodney A. Ferguson
                                                 Title: Managing Director

                                                                       EXHIBIT D


                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned.

         This Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

                                   * * * * *

                  IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement.

Dated this 17 day of May, 2004.


                                        J.P. MORGAN PARTNERS (BHCA), L.P.

                                        By:      JPMP Master Fund Manager, L.P.,
                                                 its general partner

                                        By:      JPMP Capital Corp.,
                                                 its general partner


                                        By:      /s/ Jeffrey  C. Walker
                                                 -------------------------------
                                                 Name:  Jeffrey C. Walker
                                                 Title: President


                                        J.P. MORGAN PARTNERS GLOBAL
                                        INVESTORS, L.P.

                                        By:      JPMP Global Investors, L.P.,
                                                 its general partner

                                        By:      JPMP Capital Corp.,
                                                 its general partner

                                        By:      /s/ Jeffrey  C. Walker
                                                 -------------------------------
                                                 Name:  Jeffrey C. Walker
                                                 Title: President

                                        J.P. MORGAN PARTNERS GLOBAL
                                        INVESTORS (CAYMAN), L.P.

                                        By:      JPMP Global Investors, L.P.,
                                                 its general partner

                                        By:      JPMP Capital Corp.,
                                                 its general partner

                                        By:      /s/ Jeffrey  C. Walker
                                                 -------------------------------
                                                 Name:  Jeffrey C. Walker
                                                 Title: President

                                        J.P. MORGAN PARTNERS GLOBAL
                                        INVESTORS A, L.P.

                                        By:      JPMP Global Investors, L.P.,
                                                 its general partner

                                        By:      JPMP Capital Corp.,
                                                 its general partner


                                        By:      /s/ Jeffrey  C. Walker
                                                 -------------------------------
                                                 Name:  Jeffrey C. Walker
                                                 Title: President

                                        J.P. MORGAN PARTNERS GLOBAL
                                        INVESTORS (CAYMAN) II, L.P.

                                        By:      JPMP Global Investors, L.P.,
                                                 its general partner

                                        By:      JPMP Capital Corp.,
                                                 its general partner

                                        By:      /s/ Jeffrey  C. Walker
                                                 -------------------------------
                                                 Name:  Jeffrey C. Walker
                                                 Title: President

                                        JULIAN C. BAKER

                                        By:      /s/ Julian C. Baker
                                                 -------------------------------
                                                 Julian C. Baker

                                        FELIX J. BAKER

                                        By:      /s/ Felix J. Baker
                                                 -------------------------------
                                                 Felix J. Baker


                                        DELPHI VENTURES VI, L.P.

                                        By:      Delphi Management Partners VI,
                                                 L.L.C., its general partner


                                        By:      /s/ Deepika R. Pakianathan
                                                 -------------------------------
                                                 Deepika R. Pakianathan
                                                 Managing Member



                                        DELPHI BIOINVESTMENTS VI, L.P.

                                        By:      Delphi Management Partners VI,
                                                 L.L.C., its general partner


                                        By:      /s/ Deepika R. Pakianathan
                                                 -------------------------------
                                                 Deepika R. Pakianathan
                                                 Managing Member


                                        DELPHI MANAGEMENT PARTNERS VI, L.L.C.

                                        By:      /s/ Deepika R. Pakianathan
                                                 -------------------------------
                                                 Deepika R. Pakianathan
                                                 Managing Member